Exhibit 99.1

N E W S R E L E A S E

Siyata’s Devices Provide Critical Emergency Communications Services for the World Athletics Championships Oregon22

Vancouver, BC – July 28, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce the Company’s SD7 rugged push-to-talk over cellular (PoC) devices were used to provide critical emergency communications services for the World Athletics Championships “Oregon22” (“WHC Oregon22”) summer games hosted for the very first time in the United States in Eugene, Oregon. An estimated 55,000 visitors attended the marquee international track-and-field event at the University of Oregon’s Hayward Field.

WCH Oregon22’s security and operational personnel were outfitted with Siyata’s SD7 rugged devices, RSM mics and privacy headsets. These devices provided a walkie-talkie experience with crystal-clear transmissions, no matter their location on or off-site, thereby creating a better flow of communications among the various security and emergency medical agencies.

“We are thrilled that our technology is playing an important role in enabling emergency communications at this high-profile global event [https://www.attconnects.com/firstnet-provides-public-safety-connectivity-solutions-at-the-2022-world-athletics-championships/],” said Siyata CEO Marc Seelenfreund. “We are seeing increased adoption as the SD7 rollout gains momentum.”

“By enabling first responders with a simple easy-to-use, purpose-built device, the SD7 brings push-to-talk to the 21st Century and operates over the FirstNet network to provide consistent and reliable connectivity across the nation,” commented the University of Oregon.

About WCH Oregon22

WCH Oregon22 was an unmissable global experience taking place in the United States for the very first time. The best track and field athletes in the world came together in a celebration of diversity, human potential, and athletic achievement. This extraordinary showcase took center stage in the heart and home of the sport of track and field in the U.S: at Hayward Field at the University of Oregon, Eugene, Oregon.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com, our new SD7 website siyata7.com, and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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